                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934

                              (AMENDMENT NO.__)

                        SOUTHERN FINANCIAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    842870107
       -------------------------------------------------------------------
                                 (CUSIP Number)

                          RICHARD J. PERRY JR., ESQUIRE
                            PERRY & ASSOCIATES, P.C.
                           1826 JEFFERSON PLACE, N.W.
                             WASHINGTON, D.C. 20036
                               TEL: (202) 775-8109

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                FEBRUARY 11, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___ .

Check the following box if a fee is being paid with this statement._X_. A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

CUSIP NUMBER   842870107                          PAGE    2      OF  14    PAGES
              ----------                              ---------    ------

---------------------------------------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                  Financial Institution Partners II, L.P. /36-4131559
---------------------------------------------------------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) ____
                                                                                                                         (b) ____
---------------------------------------------------------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  WC   OO
---------------------------------------------------------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                  NO
---------------------------------------------------------------------------------------------------------------------------------
       5.        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
---------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF                    6.         SOLE VOTING POWER

     SHARES               -------------------------------------------------------------------------------------------------------
                                 7.         SHARED VOTING POWER
    OWNED BY
                                            100,000 SHARES
      EACH                -------------------------------------------------------------------------------------------------------
                                 8.         SOLE DISPOSITIVE POWER
    REPORTING
                          -------------------------------------------------------------------------------------------------------
   PERSON WITH                   9.         SHARED DISPOSITIVE POWER

                                            100,000 SHARES
---------------------------------------------------------------------------------------------------------------------------------
10.                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           100,000 SHARES
---------------------------------------------------------------------------------------------------------------------------------
11.                        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                           NO
---------------------------------------------------------------------------------------------------------------------------------
12.                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                           6.28%
---------------------------------------------------------------------------------------------------------------------------------
                           TYPE OF REPORTING PERSON

13.                        PN
---------------------------------------------------------------------------------------------------------------------------------

Page 2 of 14 Pages

CUSIP NUMBER   842870107                          PAGE    3      OF  14    PAGES
              ----------                              ---------    ------

---------------------------------------------------------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                  Hovde Capital, L.L.C./ 91-1825712
---------------------------------------------------------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) ____
                                                                                                                         (b) ____
---------------------------------------------------------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  AF
---------------------------------------------------------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                  NO
---------------------------------------------------------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF                    6.         SOLE VOTING POWER
     SHARES
    OWNED BY          -----------------------------------------------------------------------------------------------------------
      EACH                       7.         SHARED VOTING POWER
    REPORTING
   PERSON WITH                              100,000 SHARES
                      -----------------------------------------------------------------------------------------------------------
                                 8.         SOLE DISPOSITIVE POWER

                      -----------------------------------------------------------------------------------------------------------
                                 9.         SHARED DISPOSITIVE POWER

                                            100,000 SHARES
---------------------------------------------------------------------------------------------------------------------------------
10.                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           100,000 SHARES
---------------------------------------------------------------------------------------------------------------------------------
11.                        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                           NO
---------------------------------------------------------------------------------------------------------------------------------
12.                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                           6.28%
---------------------------------------------------------------------------------------------------------------------------------
                           TYPE OF REPORTING PERSON

13.                        CO
---------------------------------------------------------------------------------------------------------------------------------

Page 3 of 14 Pages

ITEM 1.  SECURITY AND ISSUER

           The class of security to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of Southern Financial Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 37 East Main Street, Warrenton, VA 20186.

ITEM 2.  IDENTITY AND BACKGROUND

           The persons filing this statement are Financial Institution Partners II, L.P. (the "Limited Partnership") and Hovde Capital, L.L.C., who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner (the "General Partner") of the Limited Partnership.

           Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

           None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

Page 4 of 14 Pages

ITEM 4.  PURPOSE OF TRANSACTION

           The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

           (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

           (b)  None.

           (c)  None.

           (d)  None.

           (e)  None.

           (f)  None.

           (g)  None.

           (h)  None.

           (i)  None.

           (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a) (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of February 18, 1998, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 1,591,679 Shares outstanding as of that date) as to each of the Reporting Persons.

           (c)  None.

           (d)  None.

           (e) Not applicable.

           Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Page 5 of 14 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A- Consent Agreement pursuant to 17 C.F.R. Section 13d-1(F)(1)

Page 6 of 14 Pages

Signatures

           After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                                             FINANCIAL INSTITUTION PARTNERS II,
                                             L.P., by its General Partner,
                                             HOVDE CAPITAL, L.L.C.

                                       By:         /s/   Eric D. Hovde
                                             ----------------------------------
                                             Eric D. Hovde
                                       Its:  Manager



                                             HOVDE CAPITAL, L.L.C.

                                       By:        /s/ Eric D. Hovde
                                             ----------------------------------
                                             Eric D. Hovde
                                       Its:  Manager

Dated:     2/18/98
      --------------


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

                                   SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS

                                                                        PRINCIPAL BUSINESS AND
                                                                        ADDRESS OF PRINCIPAL BUSINESS
           NAME                                                         OR PRINCIPAL OFFICE
           ----                                                         -------------------
Financial Institution Partners II, L.P.                                 Limited partnership formed to make investments
                                                                        primarily in equity securities of financial institutions
                                                                        and financial services companies
                                                                        1629 Colonial Parkway
                                                                        Inverness, Illinois 60067
                                                                        Organized: State of Delaware

Hovde Capital, L.L.C.                                                   Limited liability company formed to serve as the
                                                                        general partner of the Limited Partnership
                                                                        1629 Colonial Parkway
                                                                        Inverness, Illinois 60067
                                                                        Incorporated: State of Delaware


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


INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS

    NAME                                       PRINCIPAL OCCUPATION
  ADDRESS                                        BUSINESS ADDRESS                       CITIZENSHIP
-----------                                    --------------------                   ---------------
Steven D. Hovde                                Investment banker                           U.S.
1629 Colonial Parkway                          Hovde Financial, Inc.
Inverness, Illinois 60067                      1629 Colonial Parkway
                                               Inverness, Illinois 60067
                                               Investment banking firm

Eric D. Hovde                                  Investment banker                           U.S.
1826 Jefferson Place, N.W.                     Hovde Financial, Inc.
Washington, D. C.  20036                       1826 Jefferson Place, N.W.
                                               Washington, D. C.  20036
                                               Investment banking firm




Page 9 of 14 Pages

SCHEDULE 2

           The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                                        AMOUNT
                                                        ORIGINALLY
                                TOTAL                   FINANCED/                 SOURCE OF
NAME                            CONSIDERATION           CURRENT BALANCE           FUNDS*
----                            -------------           ---------------           -----------
Financial                       $2,050,000.00           $1,025,000/               Working Capital/
Institution                                             $1,025,000                Line of Credit
Partners II, L.P.

                                                                                  Working Capital/
                                $2,050,000.00           $1,025,000/               Line of Credit of
Hovde Capital,                                          $1,025,000                Affiliate
L.L.C.


-------------

* $1,025,000 was financed through a line of credit with Harris Trust of Chicago at Federal Funds rate +5/8.



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

                                   SCHEDULE 3

           The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                          APPROXIMATE
NAME                              NUMBER OF SHARES         PERCENTAGE
----                              ----------------        -----------
Financial Institution                 100,000                 6.28%
Partners II, L.P.

Hovde Capital, L.L.C.                 100,000                 6.28%



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

                                   SCHEDULE 4

          DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The reporting persons effected the following transactions in the Shares within sixty (60) days of February 16, 1998.

TRANSACTION       AMOUNT OF      TRANSACTION                    TRANSACTION
  DATE              SHARES         PRICE           BROKER         TYPE
-----------       ---------      -----------     ----------     -----------
02/11/98          100,000          $20.50          Scott*         Buy

--------------------------
    * Scott and Stringfellow



Page 12 of 14 Pages

                                  EXHIBIT INDEX


                                                                                                         Page
Exhibit A             Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)                        14



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